FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT No. 7
to
ANNUAL REPORT
OF
REPÚBLICA ORIENTAL DEL URUGUAY
(Name of Registrant)

Date of end of last fiscal year: December 31, 2005
SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
Andrés de la Cruz
Cleary Gottlieb Steen & Hamilton LLP
Main Tower
Neue Mainzer Strasse 52
60311 Frankfurt Am Main
Germany

*	The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE
SIGNATURE
EXHIBIT INDEX
EX-99.1: CONFORMED COPY OF THE UNDERWRITING AGREEMENT
EX-99.2: FORM OF US$500,000,000 7.625% BONDS DUE 2036
EX-99.3: OPINION OF DR. ENRIQUE GUERRA, COUNSEL TO THE REPUBLIC
EX-99.4: OPINION OF CLEARY GOTTLIEB STEEN & HAMILTON LLP

EXPLANATORY NOTE
     This amendment to República Oriental del Uruguay’s (the “Republic”) Annual Report on Form 18-K for the fiscal year ended December 31, 2005 (the “Annual Report”) comprises:

Exhibit 1	Conformed copy of the Underwriting Agreement, dated October 19, 2006, between the Republic, Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated and UBS Securities LLC.

Exhibit 2	Form of US$500,000,000 7.625% Bonds due 2036.

Exhibit 3	Opinion of Dr. Enrique Guerra, Counsel to the Republic.

Exhibit 4	Opinion of Cleary Gottlieb Steen & Hamilton LLP.
     This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

2

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, República Oriental del Uruguay, has duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Montevideo, Uruguay on the 18th day of January 2007.

REPÚBLICA ORIENTAL DEL URUGUAY
By:	/s/ Danilo Astori
Danilo Astori
Minister of Economy and Finance of República Oriental del Uruguay

3

EXHIBIT INDEX

Exhibit 1	Conformed copy of the Underwriting Agreement, dated October 19, 2006, between the Republic, Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated and UBS Securities LLC.

Exhibit 2	Form of US$500,000,000 7.625% Bonds due 2036.

Exhibit 3	Opinion of Dr. Enrique Guerra, Counsel to the Republic.

Exhibit 4	Opinion of Cleary Gottlieb Steen & Hamilton LLP.

4